DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

28E

Heerlen, September 23, 2004

Completing Vision 2005
Annual Chemical Analysts Conference DSM 2004

DSM, the Netherlands based Life Sciences and Performance Materials company, hosts today and tomorrow its annual Chemical Analysts Conference at Castle Vaalsbroek (the Netherlands). This conference for financial analysts is webcasted via the DSM website.

Program
In presentations on Thursday, 23rd September Peter Elverding and Henk van Dalen of DSM's Managing Board will discuss the progress made with the completion of DSM's strategy Vision 2005, and the further actions to be taken in this context.

The conclusions are drawn that DSM reached already several goals formulated in Vision 2005. DSM successfully transformed the portfolio, whilst even strengthening the financial solidity of the company. Despite far from favorable external conditions DSM realized on average an autonomous volume growth of the ongoing activities at twice the growth rate of GDP in its markets. Stability of the earnings profile improved considerable, as did the appreciation by the stock markets of DSM's shares. Further improvement of the profitability is a high priority for DSM in 2004 and 2005.

Presentations the following morning will focus on the state of affairs and the future prospects at DSM Melamine, DSM Nutritional Products, and DSM Engineering Plastics.
The full program of this conference is attached hereto.

Trading update
Regarding the current business climate Peter Elverding will give the following trading update.
"When we issued our positive outlook statement in July regarding the overall results development, there was some reason for caution too. Due to usual seasonal patterns sales volumes in the second half of the year could be slightly lower than the very good level in the first six months. Furthermore the sharp increase of raw material prices were reason for concern, as they could lead to some temporary pressure on margins.

Based on the results now available from July and August a relatively positive picture arises. Sales volumes in these months were good, and market conditions enabled DSM to protect its margins reasonably successful. Regrettably, market conditions for anti-infectives did not improve, but DSM is taking actions to improve results at DSM Anti-Infectives. All in all DSM expects at this moment the operating result in the third quarter of this year to be close to the level of the operating result from the second quarter. This reinforces our positive outlook formulated in July for 2004 as a whole, being: DSM expects that its profit on ordinary activities after taxation for the whole of 2004 will be substantially higher than in 2003."

dw 10/5

Savings target of the *VITAL* project raised to EUR 200 million
In his presentation Feike Sijbesma, Member of DSM's Managing Board, will give an overview of the good progress made thus far with the integration and transformation of DSM Nutritional Products. Implementation of the second phase of the *VITAL* project has started recently. In conjunction therewith the total savings target to be accomplished with the *VITAL* project is raised from over EUR 150 million to over EUR 200 million by 2005/06.

Investment program to boost capacities of DSM Engineering Plastics
Jos Goessens, Director of DSM Engineering Plastics, will announce that engineering has started to double production capacities for its successful key product Stanyl by 2007, after completion of the current expansion with 20%, which will come on stream later this year. This will also involve expansion of the DAB (DiAminoButane) production capacities at the Chemelot site in Geleen, to provide the required additional volume of this essential feedstock. The preferred location for the new Stanyl plant is Geleen, integrating it with the existing plant. However, an alternative site in China is being evaluated too.

Webcast and conference handouts
The presentations of this conference and the Q&A sessions are webcasted and can be followed via: http://www.dsm.com/en_US/html/invest/upcoming_events.htm.

After the conference the full presentations (sheets plus text) will be put on the DSM website as well (http://www.dsm.com/en_US/html/invest/presentations2004.htm). A printed version of the conference book, containing all presentations is available on request at the contact addresses below.

DSM
DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

Appendix: Program of the annual Chemical Analysts Conference.

Thursday, September 23, 2004

15:30 hrs	**Completing Vision 2005** *Strategic perspectives* *by Peter Elverding* *Chairman of the Managing Board*
16:15 hrs	**Completing Vision 2005** *Financial perspectives* *by Henk van Dalen* *Member of the Managing Board*
17:00 hrs	**Panel discussion** *with Peter Elverding & Henk van Dalen*

Friday, September 24, 2004

08:30 hrs	**DSM Melamine** *Growing a profitable business* *by Hans Dijkman* *Business Group Director DSM Melamine*
09:00 hrs	**Q&A session**
09:30 hrs	**DSM Nutritional Products** *First year achievements* *by Feike Sijbesma* *Member of the Managing Board and* *Chief Executive Officer DSM Nutritional Products*
09:50 hrs	**DSM Nutritional Products** *Markets* *by Bob Hartmayer* *Chief Operating Officer DSM Nutritional Products*
10:20 hrs	**DSM Nutritional Products** *Innovation* *by Manfred Eggersdorfer* *R&D Director DSM Nutritional Products*
10:40 hrs	**Q&A session DNP**
11:15 hrs	**DSM Engineering Plastics** *The solution provider* *by Jos Goessens* *Business Group Director DSM Engineering Plastics*
11:45 hrs	**Q&A session**
12.15 hrs	**Closing**

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

29E

Heerlen, September 24, 2004

DSM announces major capacity expansion for Stanyl

DSM Engineering Plastics has announced two further capacity increases for its successful range of Stanyl high performance polyamide products.

The first of these capacity increases is a debottlenecking project at the Stanyl polymer production plant in Geleen. This project, which has already been announced, is expected to be completed in Q4 2004 and will yield an additional 20% capacity.

At the same time engineering has started for a second Stanyl production plant, able to deliver up to 100% additional capacity, for start-up in the second half of 2007. The preferred location for this plant is Geleen, integrating it with the existing plant. However, an alternative site in China is also being evaluated. A final decision for the investment and the location of this plant will be made in the latter half of 2005. Debottlenecking of the current DAB (DiAminoButane) plant in Geleen will provide the required additional raw material - which can be shipped to the new Stanyl 2 plant, wherever it will be built.

According to Jos Goessens, Business Group Director for DSM Engineering Plastics, these capacity increases aim to maintain further Stanyl growth. *"We are realizing a sustained steep growth in sales of Stanyl and these capacity investments support this growth. Stanyl is a high performance, high temperature polyamide which has an unmatched combination of the performance of high heat resins with the ease of processing and design usually found with standard engineering plastics. The unique features of Stanyl deliver value to customers across a broad range of applications in automotive, electronics and other high-end industries and this is creating strong demand growth. Stanyl contributes to component cost reduction, delivers longer component lifetimes and improves reliability. It is also in the forefront of innovations in many new applications for plastics, such as infill panels in aircraft engines, connectors for the telecom and electronics industries, automotive sensors for use under the hood and electronic throttle control gears in new Japanese cars. Stanyl serves a global market with sales well balanced between the three regions of the Americas, Asia and Europe".* He added: *"Stanyl delivers the best performance of all high temperature polyamides in demanding applications and often outperforms other high-heat polymers such as Polyphenylene Sulfide (PPS) and Liquid Crystal Polymers (LCP's)."*

DSM Engineering Plastics

DSM Engineering Plastics is a business group forming part of DSM N.V.'s Performance Materials cluster. DSM Engineering Plastics is a global supplier of various types of polyamides (PA6, PA66 and PA46), polyesters (PBT, PET and TPE-E), polycarbonate and ultra-high molecular weight polyethylene (PE), and extrudable adhesive resins. These materials are used in technical components for electrical appliances, electronic equipment and cars, as well as in mechanical and extrusion applications. The business group had annual sales of EUR 566 million in 2003. With Stanyl, it is the global market leader in high heat polyamides. Stanyl is a registered tradename of Royal DSM.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). The group has annual sales (pro forma including the recent acquisition - renamed DSM Nutritional Products) of approximately EUR 8 billion and employs around 25,000 people worldwide. DSM ranks among the global leaders in many of its fields. DSM is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com